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                                                                      EXHIBIT 4

[Logo appears here]

                                          October 4, 1999

Board of Directors
CombiChem, Inc.
9050 Camino Santa Fe
San Diego, CA 92121

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of CombiChem, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of a proposed Agreement and Plan of Merger, to be dated as of October 5, 1999 (the "Agreement"), among the Company, E.I. du Pont de Nemours and Company ("Parent"), and DPC Newco, Inc., a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

  Pursuant to the Agreement, Merger Sub will promptly commence a tender offer (the "Offer") for any and all outstanding shares of the Company's common stock (the "Company Shares") at a price of $6.75 per share net to the seller in cash (the "Price Per Share"). The Offer will be followed by the Merger in which all Company Shares not tendered in the Offer will be converted into the right to receive the Price Per Share.

  In arriving at our opinion, we have reviewed the draft dated September 30, 1999 of the Agreement, and the drafts dated September 30, 1999 of the Stock Option Agreement and the Shareholders Agreement (each as defined in the Agreement). We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management was certain financial projections of the Company for the period beginning January 1, 1999 and ending December 31, 2003 prepared by management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company Shares, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice given by the Company's counsel to the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Offer and the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Offer and the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares in the Offer or how such stockholder should vote on the proposed Merger.
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  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, DLJ has performed investment banking services for the Company, including acting as a co-manager in its initial public offering in May 1998, and for the Parent and its affiliates and has been compensated for such services. In addition, affiliates of DLJ owning approximately 11% of the currently outstanding Company Shares have entered into an agreement with Parent pursuant to which such affiliates have agreed to tender shares to Merger Sub in the Offer and to vote in favor of the Merger, and one member of the Board of Directors of the Company is an employee of an affiliate of DLJ.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Price Per Share to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                           Securities Corporation

                                                    /s/ Dana A. Barsky
                                          By: _________________________________
                                                      Dana A. Barsky
                                                      Vice President